0-31164

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004


SEC MAIL PROCESSING
RECEIVED
JUL 0 5 2005
WASH. D.C.
198
SECTION

Preformed Line Products Company
Salaried Employees' Profit-Sharing Plan
660 Beta Drive
Mayfield Village, Ohio 44143




05060018



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Form 11-K of Preformed Line Products Company, of our report dated May 27, 2005 relating to the statement of net assets available for benefits of the Preformed Line Products Company Salaried Employees' Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004.

Hausser + Taylor LLC

Cleveland, Ohio
June 15, 2005

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, President and Chief Executive Officer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 11-K of the Preformed Line Products Company Salaried Employees Profit Sharing Plan (Plan) for the period ended December 31, 2004 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934: and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 28, 2005



Robert G. Ruhlman
President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, Vice President – Finance and Treasurer, of Preformed Line Products (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 11-K of the Preformed Line Products Company Salaried Employees Profit Sharing Plan (Plan) for the period ended December 31, 2004 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934: and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 28, 2005



Eric R. Graef
Vice President – Finance and Treasurer
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Preformed Line Products Company
Salaried Employees' Profit-Sharing Plan



June 28, 2005

Eric R. Graef
Vice President – Finance and Treasurer

PREFORMED LINE PRODUCTS COMPANY
SALARIED EMPLOYEES' PROFIT SHARING PLAN

FINANCIAL REPORT

DECEMBER 31, 2004 and 2003

PREFORMED LINE PRODUCTS COMPANY
SALARIED EMPLOYEES' PROFIT SHARING PLAN

TABLE OF CONTENTS



HAUSSER + TAYLOR LLC
Business advisors and certified public accountants

1001 Lakeside Avenue East, Suite 1400 ◦ Cleveland, Ohio 44114-1152 216/523-1905 ◦ FAX: 216/522-1490 ◦ www.hausser.com

To the Participants and Board of Directors of the
Preformed Line Products Company Salaried
Employees' Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Preformed Line Products Company Salaried Employees' Profit Sharing Plan ("Plan") as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Preformed Line Products Company Salaried Employees' Profit Sharing Plan as of December 31, 2004 and 2003, and changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hausser + Taylor LLC

Cleveland, Ohio
May 27, 2005

PREFORMED LINE PRODUCTS COMPANY
SALARIED EMPLOYEES' PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003
ASSETS		
INVESTMENTS, AT FAIR VALUE	$31,724,793	$30,456,983
RECEIVABLES		
Employer contribution	1,785,602	1,697,490
Dividend	29,787	30,395
Other	4,258	-
Total receivables	1,819,647	1,727,885
NET ASSETS AVAILABLE FOR BENEFITS	$33,544,440	$32,184,868

The accompanying notes are an integral part of these financial statements.

PREFORMED LINE PRODUCTS COMPANY
SALARIED EMPLOYEES' PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS		
Investment income - interest and dividends	376,484	276,030
Net appreciation in fair value of investments	2,223,792	6,593,166
Employer contribution	1,785,602	1,697,490
Employee contributions	117,170	-
Rollover contribution	5,905	-
Other income	248	-
Total additions	4,509,201	8,566,686
DEDUCTIONS		
Benefits paid to participants	3,134,354	4,052,192
Administrative expenses	15,275	20,930
Total deductions	3,149,629	4,073,122
NET INCREASE	1,359,572	4,493,564
NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	32,184,868	27,691,304
END OF YEAR	$33,544,440	$32,184,868

The accompanying notes are an integral part of these financial statements.

Note 1. Description of Plan

The following description of the Preformed Line Products Company Salaried Employees' Profit Sharing Plan (the "Plan") provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan, which covers substantially all domestic full time salaried employees of the Plan sponsor, Preformed Line Products Company (the "Company").

Employees must have two or more years of credited service to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company may make a discretionary contribution to the Plan each year. The Company's contribution to the Plan may include deposits of cash and/or the Company's treasury shares. Each employee's portion of the contribution is awarded based on years of service and salary. The Company directs that a percentage of the annual employer contribution be invested in the Stock Fund for the account of each participant. The Stock Fund invests principally in the Company's common shares. Participants may direct contributions (beyond the investment in the Stock Fund) in any of thirteen other investment options. Participants may change their investment options daily.

Each participant's account is credited with Plan contributions and earnings, and charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

All trustee and recordkeeping fees are paid by the Plan. All other fees are paid by the Company.

Benefits are fully vested when credited to participant accounts.

Benefits are recorded when paid. Benefits are paid when a participant withdraws from the Plan. Additionally, the participant may elect to rollover the benefits to another tax deferred plan or may leave the benefits in the Plan until April 1 of the year following the year the participant reaches age 70½ at which time a distribution is required. Hardship withdrawals are available if requirements are met as outlined in the Plan document.

Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan transactions are treated as a transfer from the respective investment fund to the loan fund. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate based on the prime interest rates as determined daily by the trustee on the loan origination date plus one percent. Principal and interest is paid ratably through semi-monthly payroll deductions.

Although it has not expressed any intent to do so, the Company may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of participants or their beneficiaries.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition:

Investments are stated at fair value. Investments which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid prices. Investments in common/collective trusts are valued at estimated fair value by The Charles Schwab Trust Company ("Trustee"), which have been determined based on the unit values of the trusts. Unit values are determined, by the Custodian sponsoring such funds, by dividing the trust's net assets, at fair value, by its units outstanding at the valuation date. Shares of mutual funds are valued at the net asset value of the shares held by the Plan at year end. Participant loans are carried at their outstanding balance, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rates, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits.

Note 2. Summary of Significant Accounting Policies (Continued)

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year's presentation.

Note 3. Investments

The fair values of investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

	2004	2003
Preformed Line Products Company Common Stock Fund*	$4,521,449	$4,866,506
Schwab Value Advantage Fund	3,730,121	3,585,579
ABN AMRO Growth N	5,224,123	5,272,188
Excelsior Value and Restructuring Fund	4,839,680	4,505,709
Schwab S&P 500 Fund	2,776,237	3,165,086
Schwab Managed Retirement 2020	1,765,306	1,628,127
JP Morgan Core Bond Fund	1,952,564	2,239,937
Calamos Growth A	1,659,706	1,424,441

* Nonparticipant directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as determined by quoted market price for the years ended December 31, 2004 and 2003 as follows:

	2004	2003
Common collective trusts	257,074	385,935
Mutual funds	$2,224,657	$3,909,515
Common stock	(257,940)	2,297,716
	$2,223,792	$6,593,166

Note 4. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax council believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments in the Preformed Line Products Stock Fund is as follows:

	2004	2003
Net assets:		
Preformed Line Products Company Common stock	$4,316,165	$4,687,939
Money market	205,284	178,567
Contribution receivable	269,562	272,606
Dividend receivable	29,787	30,395
Other receivable	4,258	-
	$4,825,056	$5,169,507

		Year Ended December 31, 2003
Changes in net assets:		
Contributions	269,562	$ 272,606
Dividends	119,770	117,946
Net appreciation (depreciation) in fair value of investmei	(377,710)	2,179,770
Benefits paid to participants	(354,110)	(495,882)
Other expenses	(1,963)	(2,111)
	$ (344,451)	$2,072,329

Note 6. Transactions with Parties-In-Interest

At December 31, 2004 and 2003, the Plan held 148,936 and 151,975 shares, respectively, of the common stock of the Company representing 12.9% and 14.6% of the Plan's net assets at December 31, 2004 and 2003, respectively.

The Plan pays fees to Charles Schwab Trust Company (the "Trustee") for services. Additionally, the Plan invests in certain funds of the Trustee, which is exempt from being a prohibited transaction.

Note 7. Plan Restatement

Effective June 1, 2004, the Company amended and restated the Plan in its entirety. The restated plan added an employee contribution provision in which participants upon employment with the Company are eligible to contribute pre-tax dollars to the Plan subject to IRS and ERISA limitations.

Note 8. Plan Amendment

Effective March 28, 2005, the Company's Board of Directors accepted and approved the amendment to comply with Treasury Regulations promulgated under Section 401(a)(31)(B) of the Internal Revenue Code.

SUPPLEMENTAL SCHEDULE

PREFORMED LINE PRODUCTS COMPANY
SALARIED EMPLOYEES' PROFIT SHARING PLAN

EMPLOYER NO. 34-0676895
PLAN NO. 001

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	Current (e) Value
	Common Stock			
*	Preformed Line Products Company	Common Stock Fund	$ 738,640	$ 4,521,449
	Money Market Funds			
*	Charles Schwab and Company, Inc.	Value Advantage Fund	3,730,121	3,730,121
	Participant Loans			
*	Loan Fund	Interest ranging from 5.00% to 9.25%	227,399	227,399
	Common/Collective Trusts			
*	Charles Schwab and Company, Inc.	Schwab Managed Retirement 2010	552,370	651,517
*	Charles Schwab and Company, Inc.	Schwab Managed Retirement 2020	1,331,336	1,765,306
*	Charles Schwab and Company, Inc.	Schwab Managed Retirement 2030	88,669	112,067
*	Charles Schwab and Company, Inc.	Schwab Managed Retirement 2040	31,509	37,591
			2,003,884	2,566,481
	Mutual Funds			
	The Chicago Trust Company	ABN AMRO Growth N	5,718,770	5,224,123
	American Funds Group	Europacific Growth Fund	1,143,642	1,216,500
	U.S. Trust Company	Excelsior Value and Restructuring Fund	3,345,439	4,839,680
	Fasciano Funds, Inc.	Fasciano Fund	318,258	388,400
*	Charles Schwab and Company, Inc.	S&P 500 Fund	2,871,702	2,776,237
	Third Avenue Funds	Value Fund	1,185,231	1,530,164
	Calamos Investments	Calamos Growth A	1,224,115	1,659,706
	Goldman Sachs	Goldman Sachs Mid-Cap Val Cl A	842,981	1,091,969
	JP Morgan	JP Morgan Core Bond Fund	1,982,660	1,952,564
			18,632,798	20,679,343
			$25,332,842	$31,724,793

* Denotes a party-in-interest